
September 6, 2024

Gaurav Anand
Chief Financial Officer
Coupang, Inc.
720 Olive Way, Suite 600
Seattle, Washington 98101

      Re: Coupang, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-40115

Dear Gaurav Anand:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services